Exhibit 99.18

Condensed Consolidated Interim Financial Statements
(Unaudited)

Expressed in U.S. Dollars

Three Months Ended December 31, 2011

ENERGY FUELS INC.
Condensed Consolidated Statements of Financial Position
(Unaudited)
(Expressed in U.S. Dollars)

	December 31, 2011	September 30, 2011	October 1, 2010
ASSETS		(Note 14)	(Note 14)
Current assets
Cash and cash equivalents	$4,719,081	$6,954,646	$3,659,981
Loan to Titan Uranium (Note 13)	501,131	-	-
Prepaid expenses and other assets	865,779	681,728	334,683
	6,085,991	7,636,374	3,994,664
Non-current
Property, plant and equipment (Note 3)	13,191,292	13,035,102	11,777,899
Exploration and evaluation costs (Note 4)	21,994,878	20,257,050	17,073,132
Deferred Titan Uranium transaction costs (Note 13)	545,437	-	-
Restricted cash (Note 6)	2,564,088	2,563,974	1,031,525
	$44,381,686	$43,492,500	$33,877,220

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,356,014	$833,024	$809,628
Current portion of decommissioning liability (Note 6)	13,451	13,451	12,490
Current portion of long-term debt	-	1,076	14,721
Current portion of secured note (Note 7)	250,180	-	-
	1,619,645	847,551	836,839
Non-current
Long-term decommissioning liability (Note 6)	416,207	452,301	416,242
Long-term debt	-	-	1,085
	2,595,985	1,299,852	1,254,166
Shareholders' equity
Capital stock (Note 8)	59,488,437	59,488,437	50,431,482
Contributed surplus (Note 8)	18,541,727	18,530,694	13,199,345
Accumulated deficit	(35,165,382)	(34,575,045)	(31,007,773)
Accumulated other comprehensive loss	(1,079,081)	(1,251,438)	-
	41,785,701	42,192,648	32,623,054
	$44,381,686	$43,492,500	$33,877,220

Basis of presentation and going concern (Note 1)
Commitments (Note 5, 7 and 10)
Subsequent Event (Note 13)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Bruce D. Hanson , Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in U.S. Dollars)

	Three Months Ended
	December 31,
	2011	2010
		(Note 14)
EXPENSES
Administrative	$81,162	$105,498
Consulting	66,749	56,029
Depreciation	18,182	18,375
Foreign exchange loss	151,170	134,515
Insurance	85,576	44,097
Interest expense	15,687	46
Professional fees	129,273	69,226
Salaries and other benefits	260,202	174,099
Shareholder relations	100,726	54,591
Stock-based compensation	11,033	65,891
	(919,760)	(722,367)
OTHER
Finance income	4,339	842
Other income	325,084	16,997
NET LOSS FOR THE PERIOD	(590,337)	(704,528)

Foreign currency translation reserve	172,357	879,728
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(417,980)	$175,200

LOSS PER COMMON SHARE (Note 8)
- BASIC AND DILUTED	($0.00)	($0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 8)	123,999,665	97,613,361

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in U.S. Dollars)

	Common Shares
					Accumulated
					Other
					Comprehensive	Total
			Contributed	Accumulated	Income	Shareholders'
	Capital Stock	Amount	Surplus	Deficit	(Loss)	Equity

Balance as at October 1, 2010 (Note 14)	97,188,999	$50,431,482	$13,199,345	$(31,007,773)	$-	$32,623,054
Shares issued in consideration for advance royalty payments	66,708	39,788				39,788
Stock options exercised	1,025,700	629,598	(173,803)			455,795
Stock-based compensation			65,891			65,891
Net loss for the period				(704,528)		(704,528)
Balance as at December 31, 2010 (Note 14)	98,281,407	51,100,868	13,091,433	(31,712,301)	879,728	33,359,728
Public offering	23,000,000	11,833,500				11,833,500
Warrants issued in connection with public offering		(4,295,266)	4,295,266			-
Stock options exercised	457,000	259,526	(86,384)			173,142
Stock-based compensation			803,940			803,940
Shares issued in consideration for advance royalty payments	150,296	204,642				204,642
Shares issued in consideration for property acquisitions	2,110,962	2,222,938				2,222,938
Share issuance costs		(1,837,771)	426,439			(1,411,332)
Foreign currency translation reserve					(2,131,166)	(2,131,166)
Net loss for the period				(2,862,744)		(2,862,744)
Balance as at September 30, 2011 (Note 14)	123,999,665	59,488,437	18,530,694	(34,575,045)	(1,251,438)	42,192,648
Stock-based compensation			11,033			11,033
Foreign currency translation reserve					172,357	172,357
Net loss for the period				(590,337)		(590,337)
Balance as at December 31, 2011	123,999,665	$59,488,437	$18,541,727	$(35,165,382)	$(1,079,081)	$41,785,701

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in U.S. Dollars)

	Three Months Ended
	December 31,
	2011	2010

OPERATING ACTIVITIES
Net loss for the period	$(590,337)	$(704,528)
Items not involving cash:
Depreciation	18,182	18,375
Stock-based compensation	11,033	65,891
Interest expense	15,687	-
Finance income	(4,339)	(842)
Unrealized foreign currency translation	149,688	6,678
Gain on sale of property	(325,084)	-
Net changes in non-cash working capital:
Prepaid expenses and other assets	(184,051)	(2,999)
Accounts payable and accrued liabilities	(51,943)	(39,933)
Interest received	4,339	842
	(956,825)	(656,516)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(212,282)	(463,126)
Loan to Titan Uranium	(501,131)	-
Cash outlays for Titan transaction costs	(106,831)	-
Mineral property acquisitions and expenditures	(680,059)	(476,113)
Proceeds received from sale of property	325,084	-
Cash deposited with regulatory agencies for decommissioning liabilities	(114)	8,197
	(1,175,333)	(931,042)

FINANCING ACTIVITIES
Cash proceeds from exercise of stock options and warrants	-	455,795
Repayment of debt	(126,076)	(4,683)
	(126,076)	451,112

DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(2,258,234)	(1,136,446)

Effect of exchange rate fluctuations on cash held	22,669	21,430
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	6,954,646	3,659,981
CASH AND CASH EQUIVALENTS - END OF PERIOD	$4,719,081	$2,544,965

Non-cash investing and financing transactions:
Issuance of shares for acquisition of mineral properties	$-	$39,788
Issuance of secured note for acquisition of mineral properties (Note 7)	$919,626	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

NATURE OF OPERATIONS

Energy Fuels Inc. (the “Company” or “EFI”) was incorporated under the laws of the Province of Alberta and continued into the Province of Ontario. EFI’s principal place of business is located at 2 Toronto Street, Toronto, Ontario, in Canada.

EFI is an uranium and vanadium exploration and mine development company with projects located in the states of Colorado, Utah, Arizona, Wyoming and New Mexico through its wholly-owned Canadian subsidiary, Magnum Uranium Corp. (“Magnum Uranium”) and it’s wholly owned U.S. subsidiaries Energy Fuels Resources Corporation (“EFRC”), Magnum Minerals USA Corp. (“Magnum USA”) and by way of several joint ventures (Note 4) with projects located in Colorado, Utah and Arizona.

The Company is in the process of exploring its mineral properties and has not yet established whether certain of its mineral exploration properties contain economically recoverable reserves. The recovery of amounts capitalized for exploration and evaluation costs on the statements of financial position are dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to complete exploration and/or development of such properties, including related financing requirements and upon future profitable production or, alternatively, upon proceeds from the disposition of the properties.

1. BASIS OF PRESENTATION AND GOING CONCERN

These condensed consolidated financial statements have been prepared using accounting polices applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. Accordingly, the accompanying financial statements do not include any adjustments to the recoverability and reclassification of recorded assets, or the amounts or classification of liabilities, that might be necessary should the Company be unable to continue as a going concern.

The consolidated financial statements have been prepared in United States dollars (“USD”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

As typical of an exploration and evaluation stage company, the Company’s ability to continue as a going concern is dependent upon obtaining outside financing to fund its working capital and current and future capital project requirements. On March 31, 2011, the Company completed an equity financing issuing 23,000,000 shares of common stock at a price of C$0.50 per share, for gross proceeds of $11.8 million (Note 8). The additional cash resources have allowed the Company to continue its mineral property consolidation activities and to continue evaluating capital raise alternatives for long term financing of the construction of the Piñon Ridge Mill for which the Company has received the Radioactive Material License (“License”) from the Colorado Department of Public Health & Environment (“CDPHE”).

As noted above, the approval of the License has allowed the Company to begin the process of seeking project financing for the construction of the mill facility and for funding the decommissioning warranty that must be provided to CDPHE by the Company before and during construction of the Piñon Ridge Mill. Under the current terms of the License the Company will be required to provide prepayments of the decommissioning warranty of approximately $9.7 million (Note 4). Due to litigation activities related to the License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013.

With the net proceeds of the equity financing discussed above, and with its continued focus on cost management, the Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2012, assuming successful deferral of the decommissioning warranty. Also see Note 13 for discussion of the impact on the Company’s business plan as a result of the merger transaction with Titan Uranium Inc. that closed February 29, 2012.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN (continued)

The Company’s ability to obtain additional project financing and deferral of the decommissioning liability creates a significant doubt as to the Company’s ability to continue as a going concern. These condensed consolidated financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these unaudited consolidated financial statements then adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications would be necessary and these adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance and Conversion to International Financial Reporting Standards (“IFRS”)

These are the Company’s first IFRS condensed consolidated interim financial statements prepared in accordance with IAS 34, Interim Financial Statements (“IAS 34”) using accounting policies consistent with IFRS. The accounting policies have been selected to be consistent with IFRS as is expected to be effective on September 30, 2012, the Company’s first annual IFRS reporting date. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. They have also been applied in the preparation of an opening IFRS statement of financial position as at October 1, 2010, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). The impact of the transition from Canadian GAAP to IFRS is explained in Note 14.

The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to these unaudited condensed consolidated interim financial statements will be finalized only when the first annual IFRS financial statements are prepared for the year ending September 30, 2012.

These condensed consolidated interim financial statements for the period ended December 31, 2011 were authorized for issuance by the Board of Directors of the Company on March 7, 2012.

Change in functional and presentation currency

Effective October 1, 2011, the Company changed its presentation currency from the CAD to the USD. The Company believes the USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve shareholders’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets and operations are located in the United States.

Prior to October 1, 2011, the Company reported its annual and quarterly statement of financial position, statement of comprehensive loss, statement of shareholders’ equity and consolidated statement of cash flows in CAD. In making this change, the Company followed the guidance of the International Accounting Standards Board (“IASB”) as set out in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

As indicated in IAS 21 the following procedures were followed in the change of presentation currency:

1.	Assets and liabilities for each statement of financial position presented (including comparatives) were translated using the closing rate at the date of the statement of financial position;

2.	Income and expenses for each statement of comprehensive income presented were translated using the average exchange rates prevailing during each reporting period;

3.

Shareholder equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USD and the effect on the condensed consolidated financial statements resulted in an accumulated other comprehensive income adjustment of $4,535,925, which is reconciled in Note 14.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in functional currency

As of October 1, 2011, it has been determined that there has been a change in functional currency from the CAD to the USD in the following subsidiaries and any associated joint ventures:

  Energy Fuels Resources Corporation
  Magnum Minerals USA Corp.

The change in functional currency of the above entities from CAD to USD was triggered by the approval of the License by the CDPHE for the development of the Piñon Ridge mill, with the resultant cash flows expected to be incurred for the development to be denominated in USD. In accordance with IAS 21, the change in functional currency is accounted for on a prospective basis from October 1, 2011. With the above change, the functional currency of the Company's U.S. subsidiaries is the USD and the functional currency of Energy Fuels Inc. is the CAD.

Foreign currency translation

The Company operates primarily in the U.S. and to a lesser extent in Canada. Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated into the USD at the exchange rate prevailing at the date of the statement of financial position. Non-monetary assets and liabilities are translated at historical rates at each transaction date. Revenues and expenses are translated at exchange rates prevailing in the transaction period. All exchange gains and losses are included in the determination of income for the period.

Principles of consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company together with its wholly-owned U.S. subsidiaries, EFRC and Magnum USA, and its wholly-owned Canadian subsidiary, Magnum Uranium. All inter-company transactions have been eliminated.

Interests in the Company’s joint ventures were recognized in these consolidated statements using the proportionate consolidation method.

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit and loss are measured at fair value on initial recognition and transaction costs are expensed when incurred.

Measurement in subsequent periods depends on the classification of the financial instrument:

a.	Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the consolidated statements of operations.

The Company’s financial assets classified as FVTPL include cash and cash equivalents. The Company does not currently hold any derivative instruments. Interest expense is recorded using the effective interest method.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	b.	Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities.

The effective interest method is method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or to the net carrying amount on initial recognition.

Cash and cash equivalents

Cash and cash equivalents include cash, deposits, investments and short-term money market funds, which may be settled on demand or have a maturity no longer than a 90 day period from the date of purchase.

Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated amortization and accumulated impairment. Amortization begins when the asset is placed into service and is calculated on the straight-line basis over the estimated useful lives of the assets, as follows:

Office equipment	5 yrs
Furniture and fixtures	5 yrs
Shop tools and equipment	3-5 yrs
Mining equipment	5 yrs
Vehicles and equipment under capital lease	5 yrs

Included in property, plant and equipment is the cost of the land associated with the Piñon Ridge mill site, and all intangible costs incurred to obtain the mill permit. These intangible costs are an integral component of the future development of the Piñon Ridge mill site, enabling this asset to operate in the manner intended by management.

The amortization method, residual values, and useful lives of plant and equipment are reviewed annually and any change in estimate is applied prospectively.

Exploration and evaluation costs

The Company capitalizes acquisition, exploration, and evaluation expenditures related to owned and controlled mineral properties at cost. Depreciation of assets used in connection with exploration and exploration activities is also capitalized. These deferred costs are either amortized against future production upon the commencement of commercial production, or written off to the extent that the properties are sold, allowed to lapse, abandoned or determined to be of no economic benefit. General exploration, overhead and administration costs are expensed in the period incurred.

The Company has not reached a point where the technical feasibility and commercial viability of extracting its mineral resources are demonstrable. Once technical feasibility and commercial viability can be demonstrated, the carrying value will be assessed for impairment and reclassified into property and equipment and mineral properties depending on the nature of the capitalized costs.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly controlled entities

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. These condensed consolidated financial statements include the Company’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Finance income and finance costs

Finance income comprises interest income on funds invested, and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

Decommissioning Liabilities

The Company’s decommissioning liability relates to expected mine reclamation and closure activities, as well as costs associated with exploration drilling. Such costs, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The decommissioning liability is accreted to full value over time through periodic accretion charges recorded to operations as finance expense. The Company periodically adjusts the carrying amounts of the decommissioning liability and the related asset for changes in estimates of the amount or timing of underlying future cash flows, and discount rates.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

Impairment of long-lived assets

At each financial reporting date the carrying values of the Company’s assets, including exploration and evaluation costs are reviewed to determine whether there is an indication that those assets are impaired. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Stock-based compensation

The Company uses a fair value-based method of accounting for stock options granted to employees, directors, and non-employees. The fair value of the award is determined using the Black-Scholes option pricing model on the date of the grant. For awards with graded vesting, the fair value of each tranche, adjusted for expected forfeitures, is recognized over its respective vesting period as an increase in stock-based compensation expense and the contributed surplus account. At the end of each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potential dilutive common shares.

Significant accounting judgments and estimates

The preparation of the unaudited condensed consolidated interim financial statements using accounting policies consistent with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. The preparation of the unaudited condensed consolidated interim financial statements also requires management to exercise judgment in the process of applying the accounting policies.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively from the period in which the estimates are revised. The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

a) Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset’s recoverable amount. Recoverable amount is the greater of value in use and fair value less costs to sell. Determining the value in use requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value. No impairments of long-lived assets have been recorded for the three months ended December 31, 2011 (2010 – Nil).

b) Useful life of property, plant and equipment

Equipment is amortized over the estimated useful life of the assets after the asset is deemed ready for use. Changes in the estimated useful lives could significantly increase or decrease the amount of depreciation recorded during the year and the carrying value of the equipment. Total carrying value of plant, property and equipment at December 31, 2011 was $13,191,292 (September 30, 2011 - $13,035,102; October 1, 2010 – $11,777,899).

c) Stock-based compensation

Management is required to make certain estimates when determining the fair value of stock option awards and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the statement of operations. For the three months ended December 31, 2011, the Company recognized approximately $11,033 of stock-based compensation expense (three months ended December 31, 2010 - $65,891).

Critical judgments used in applying accounting policies

In the preparation of these unaudited consolidated financial statements management has made judgments, aside from those that involve estimates, in the process of applying accounting policies. These judgments can have an effect on the amounts recognized in the financial statements.

a) Exploration and evaluation costs

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for the mineral properties. Once technical feasibility and commercial viability of a property can be demonstrated, exploration and evaluation costs will be reclassified from exploration and evaluation costs and subject to different accounting treatment. As at December 31, 2011 and December 31, 2010 management had determined that no reclassification of exploration and evaluation costs was required.

b) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of relevant tax laws. The actual amount of income taxes only becomes final upon the filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Changes

IFRS 7 Financial instruments - Disclosures

In October 2010, the IASB amended IFRS 7 Financial instruments – Disclosures (‘‘IFRS 7’’) to provide guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company has not yet assessed the impact of the standard.

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39. IFRS 9 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 12, enhanced disclosures are required for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”.

The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The relevant points of IFRS 13 are as follows:

• Fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
• Financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
• Disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
• A quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
• A narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
• Information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 Presentation of Financial Statements (“IAS 1”) in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with early application permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 19 Employee Benefits

IAS 19 Employee Benefits (“IAS 19”) was amended by the IASB in June 2011, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IAS 19, the option to defer the recognition of gains and losses arising in a defined benefit plan is eliminated, to require gains and losses relating to those plans be presented in other comprehensive income, and improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans. In addition, the amended standard also incorporates changes to the accounting for termination benefits. The Company has determined the amendment would have no impact.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

3. PROPERTY, PLANT AND EQUIPMENT

	Piñon Ridge Mill	Office	Furniture	Shop Tools	Vehicles	Mining	Equipment	Total
		Equipment	and Fixtures	and		Equipment	Under
				Equipment			Capital
							Lease
Cost
Balance at October 1, 2010	$11,297,477	$133,242	$17,836	$279,839	$23,538	$870,198	$139,337	$12,761,467
Additions	1,657,777	19,110	2,331	-	52,925	-	-	1,732,143
Effect of movements in exchange rates	(192,439)	(2,232)	(299)	(4,687)	(394)	(14,573)	(2,334)	(216,958)
Balance at September 30, 2011	12,762,815	150,120	19,868	275,152	76,069	855,625	137,003	14,276,652
Additions	189,929	2,779	-	-	-	19,574	-	212,282
Balance at December 31, 2011	$12,952,744	$152,899	$19,868	$275,152	$76,069	$875,199	$137,003	$14,488,934

Depreciation
Balance at October 1, 2010	$-	$113,681	$12,168	$163,808	$18,289	$560,165	$115,457	$983,568
Depreciation for the year	-	18,622	3,768	55,031	9,005	165,597	22,433	274,456
Effect of movements in exchange rates	-	(1,904)	(204)	(2,744)	(306)	(9,382)	(1,934)	(16,474)

Balance at September 30, 2011	-	130,399	15,732	216,095	26,988	716,380	135,956	1,241,550
Depreciation for the period	-	4,825	974	13,308	3,345	32,593	1,047	56,092

Balance at December 31, 2011	$-	$135,224	$16,706	$229,403	$30,333	$748,973	$137,003	$1,297,642

Carrying amounts
At October 1, 2010	$11,297,477	$19,561	$5,668	$116,031	$5,249	$310,033	$23,880	$11,777,899
At September 30, 2011	$12,762,815	$19,721	$4,136	$59,057	$49,081	$139,245	$1,047	$13,035,102

At October 1, 2011	$12,762,815	$19,721	$4,136	$59,057	$49,081	$139,245	$1,047	$13,035,102
At December 31, 2011	$12,952,744	$17,675	$3,162	$45,749	$45,736	$126,226	$-	$13,191,292

Amortization in the amount of $37,910 (December 31, 2010 – $33,330) for property, plant and equipment used at the mill site and mine properties was capitalized to mineral properties. Substantially all of the Company’s plant and equipment are located in the U.S.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

4. EXPLORATION AND EVALUATION COSTS

	December 31,	September 30,
	2011	2011
	$	$

Acquisition costs
Balance, beginning of period	10,166,708	7,405,419
Effect of movements in exchange rates	-	(124,030)
Acquisition expenditures	1,661,237	2,637,259
	11,827,945	10,166,708
Deferred exploration and evaluation costs
Balance, beginning of period	10,090,342	9,667,713
Effect of movements in exchange rates	-	(161,920)
Exploration and evaluation costs capitalized	76,591	260,709
	10,166,933	10,090,342
Balance, end of period	21,994,878	20,257,050

The Company enters into exploration agreements whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

The following is a summary of exploration and evaluation costs by area of interest as at December 31, 2011:

		September 30,	October 1,
	December 31, 2011	2011	2010
	$	$	$
Whirlwind Mine Area	11,229,955	11,084,965	10,438,179
La Sal-Energy Queen District	2,708,042	2,617,001	2,402,205
San Rafael Area	3,189,988	3,189,988	2,014,363
Gateway District	881,035	881,035	772,708
Uravan District	728,340	708,340	569,647
Other Areas-WY, NM	43,586	43,586	3,836
Moab Area	296,151	296,151	282,604
Slick Rock District	433,235	433,257	377,962
Skidmore	1,419,626	-	-
Subtotal	20,929,958	19,254,323	16,861,502
Joint Ventures
Colorado Plateau JV (1)	1,036,384	974,512	187,455
West Lisbon JV	28,536	28,215	24,175
Arizona Strip Partners JV (2)	-	-	-
Balance	21,994,878	20,257,050	17,073,132

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

4. EXPLORATION AND EVALUATION COSTS (continued)

(1) Colorado Plateau Partners LLC

On November 1, 2008 EFRC, along with Lynx-Royal JV LLC (“Lynx-Royal”), finalized the formation of Colorado Plateau Partners LLC, a joint venture, to acquire, explore, evaluate and, if justified, mine uranium properties located in the states of Colorado and Utah. EFRC’s interest in the joint venture is 50%, subject to adjustments based on future expenditures. EFRC contributed certain mineral leases located in the states of Colorado and Utah, which are currently controlled by EFRC. Lynx-Royal’s contribution was claims located in Colorado and Utah.

(2) Arizona Strip Partners LLC

On June 30, 2008 the Company and Lynx-Royal completed the formation of the Arizona Strip Partners LLC, a joint venture company to explore uranium properties in the Arizona Strip region of Northern Arizona. The Company’s interest in the joint venture is 50%, subject to adjustments based on future expenditures. EFRC contributed the Arizona acreage that was controlled by it and the unpatented claims initially held jointly with High Plains Uranium, Inc. under the Arizona Strip Resources Joint Ventures, LLC.

5. PIÑON RIDGE MILL AND MINERAL PROPERTY COMMITMENTS

The following is a summary of future commitments by fiscal year for the Company’s properties:

	2012	2013	2014	2015	2016	Thereafter	Total
United States	$	$	$	$	$	$	$
Piñon Ridge Mill	4,376	4,595	-	-	-	-	8,971
Mill License Bonding (a)	2,898,260	6,798,730	-	-	-	-	9,696,990
Whirlwind Mine Area	30,500	30,500	30,500	30,500	30,500	30,500	183,000
La Sal-Energy Queen Area	106,000	96,000	66,000	66,000	66,000	566,000	966,000
Gateway District	132,200	102,200	102,200	102,200	102,200	944,400	1,485,400
Uravan District	84,800	99,800	99,800	99,800	99,800	184,600	668,600
Slick Rock District	50,550	52,550	108,550	108,550	108,550	1,017,100	1,445,850
Skidmore	135,000	162,500	200,000	250,000	250,000	-	997,500
Colorado Plateau JV	5,570	68,640	68,640	68,640	6,140	72,280	289,910
Total Commitments	3,447,256	7,415,515	675,690	725,690	663,190	2,814,880	15,742,221

(a) Mill License Bonding

The terms of the License issued to the Company by CDPHE in March 2011 establishes the timing and amounts of financial assurance that must be provided to CDPHE by the Company before and during construction of the Piñon Ridge Mill. To date, the Company has transferred $844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of $1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component.

Three prepayments of the decommissioning warranty remain to be completed under the terms of the License. In February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until next construction season. The revised timetable for submitting the remaining payments are September 7, 2012 ($2,898,260), March 7, 2013 ($6,401,920) and September 7, 2013 ($396,810).

Under the terms of the surety bond arrangement with the third-party provider, the Company deposited $686,950 cash collateral with the provider. At such time as the Company commences on-site construction, the third-party provider can request further cash collateral to support the face amount of the surety bond that was issued. The cash payments to the CDPHE and to the third-party provider have been recorded as restricted cash on the Company’s statement of financial position and should be considered not available for general working capital purposes.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

6. DECOMMISSIONING LIABILITIES

The following table summarizes the Company’s Decommissioning Liabilities:

	December 31,	September 30,
	2011	2011
	$	$
Reclamation obligations, beginning of year	465,752	428,732
Expenditures during current period	-	-
Revision of estimate	(36,094)	37,020
Reclamation obligations, end of period	429,658	465,752
Site restoration liability by location:
Exploration drill holes	13,451	13,451
Whirlwind Mine	204,529	222,266
Energy Queen Mine	211,678	230,035
	429,658	465,752
Site restoration liability:
Current	13,451	13,451
Non-current	416,207	452,301
	429,658	465,752

During the period ended December 31, 2011, there were no additions to the decommissioning liability. In calculating the current period decommissioning liability the Company used a weighted average cost of capital of 1.89% (10 Year US Treasury Rate).

The undiscounted decommissioning liability as at December 31, 2011 is $513,016 (September 30, 2010 - $513,016; October 1, 2010 - $496,752).

Decommissioning funds, which are held by regulatory agencies to settle these future obligations, are comprised of the following:

	December 31,	September 30,	October 1,
	2011	2011	2010
	$	$	$
Controlling entity:
Colorado Division of Reclamation, Mining and Safety	557,938	557,938	562,472
Colorado Department of Public Health & Environment	1,531,350	1,531,350	458,972
State of Utah Division of Oil, Gas and Mining	464,800	464,686	10,081
Wyoming Department of Environmental Quality-Land Division	10,000	10,000	-
	2,564,088	2,563,974	1,031,525

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

7. SECURED NOTE

Loans and borrowings

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost.

	December 31,	September 30,
	2011	2011	October 1, 2010
	$	$	$
Current liabilities
Current portion of secured note	250,180	-	-
	250,180	-	-

Non-current liabilities
Secured Note	560,133	-	-
	560,133	-	-

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				December 31, 2011		September 30, 2011		October 1, 2010
				$		$		$
		Effective
		interest	Year of		Carrying		Carrying		Carrying
	Currency	rate	maturity	Face value	amount	Face value	amount	Face value	amount

Secured Note	USD	7%	2016	1,125,720	810,313	-	-	-	-
Total				1,125,720	810,313	-	-	-	-

On October 12, 2011 the Company issued a secured note to Nuclear Energy Corporation LLC (“NUECO”) in the amount of $1,125,720 for the assignment of the Skidmore Mineral Lease (“Skidmore”). To date the Company has transferred cash in the amount of $125,000 to NUECO in accordance with the terms of the agreement. The remaining balance of the note is repayable on the following schedule: October 13, 2012 ($250,180), October 13, 2013 ($250,180), October 13, 2014 ($250,180), and October 13, 2015 ($250,180). This note is secured by the Skidmore lease.

8. CAPITAL STOCK, CONTRIBUTED SURPLUS, AND LOSS PER SHARE

Authorized share capital

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

8. CAPITAL STOCK, CONTRIBUTED SURPLUS, AND LOSS PER SHARE (continued)

Issued share capital

The issued and outstanding share capital consists of common shares as follows:

	December 31, 2011		September 30, 2011
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	123,999,665	59,488,437	97,188,999	50,431,482
Public offering	-	-	23,000,000	7,538,234
Private placement	-	-	-	-
Options exercised	-	-	1,482,700	889,124
Shares issued in consideration for advance royalty payments	-	-	217,004	244,430
Shares issued in consideration for property acquisitions	-	-	2,110,962	2,222,938
Share issuance costs	-	-	-	(1,837,771)
Balance, end of period	123,999,665	59,488,437	123,999,665	59,488,437

Warrants

On March 31, 2011, as part of the Public Offering, 11,500,000 share purchase warrants were issued with an exercise price of C$0.65 per share and a fair value of C$3,143,214. In addition, and as part of the Public Offering, the Company issued 1,610,000 agent compensation warrants with an exercise price of C$0.50 per share and a fair value of C$298,421.

		Exercise Price	Warrants
Month Issued	Expiry Date	C$	Issued
March 2011	March 31, 2015	$0.65	11,500,000
March 2011	Sept 30, 2012	$0.50	1,610,000

		Weighted
		Average
	Number of	Exercise Price
	Warrants	C$
Balance, October 1, 2011	13,110,000	$0.63
Transactions during the period:
Warrants	-	-
Balance, December 31, 2011	13,110,000	$0.63

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

8. CAPITAL STOCK, CONTRIBUTED SURPLUS, AND LOSS PER SHARE (continued)

Contributed Surplus

	As at	As at
	December 31, 2011	September 30, 2011
	$	$
Balance, beginning of period	18,530,694	13,199,345
Stock-based compensation expense	11,033	869,830
Warrants issued on public offering	-	4,295,267
Warrants issued to agents for public offering	-	426,439
Stock options transferred to share capital upon exercise	-	(260,187)
Balance, end of period	18,541,727	18,530,694

Loss per Common Share

	Three Months Ended December 31,
	2011	2010
Net loss	($590,337)	($704,528)

Weighted average number of common shares outstanding	123,999,665	97,613,361
Loss per share - basic and diluted	($0.00)	($0.01)

For the period ended December 31, 2011, 6,620,300 (Dec 31, 2010 – 5,642,300) options have been excluded from the calculation of diluted loss per share because they are anti-dilutive.

9. STOCK-BASED COMPENSATION

Stock Options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the three months ended December 31, 2011, the Company granted no stock options (Dec 31, 2010 – 125,000) to its employees, directors and consultants recording stock-based compensation expense of $Nil (Dec 31, 2010-$58,115). The Company also recorded stock-based compensation expense of $11,033 (Dec 31, 2010 - $7,776) for those stock options granted in a prior period and which vested during the current period. Offsetting amounts were recognized as contributed surplus.

The fair value of stock options previously granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

9. STOCK-BASED COMPENSATION (continued)

The fair value of stock options granted during the period ended December 31, 2011 is as follows:

	Three Months Ended	Year Ended
	December 31, 2011	September 30, 2011
	$	$

Value of stock options granted	-	864,825
Deduct value of stock options not vested	-	-
	-	864,825

The summary of the Company’s stock options at December 31, 2011 and September 30, 2011, and the changes for the fiscal periods ending on those dates is presented below:

	As at December 31, 2011			As at September 30, 2011

		Weighted			Weighted
	Range of	Average		Range of	Average
	Exercise Prices	Exercise Price	Number of	Exercise Prices	Exercise Price	Number of
	C$	C$	Options	C$	C$	Options
Balance, beginning of period	$0.16 - $2.25	$0.59	6,620,300	$0.16 - $2.25	$0.60	6,543,000
Transactions during the period:
Granted	-	-	-	0.51 - 0.71	0.52	1,880,000
Exercised	-	-	-	0.20 - 0.45	0.43	(1,482,700)
Forfeited	-	-	-	2.25	2.25	(125,000)
Expired	-	-	-	0.45	0.45	(195,000)
Balance, end of period	$0.16 - $2.25	$0.59	6,620,300	$0.16 - $2.25	$0.59	6,620,300

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

9. STOCK-BASED COMPENSATION (continued)

The following table reflects the actual stock options issued and outstanding as of December 31, 2011:

		Remaining	Number of	Number of	Number of
	Exercise Price	Contractual	Options	Options	Options
Expiry Date	C$	Life (Years)	Outstanding	Vested	Unvested

Jan-2012	0.45	0.00	10,000	10,000	-
Feb-2012	0.45	0.09	58,500	58,500	-
Nov-2012	0.45	0.87	481,800	481,800	-
Jan-2013	2.25	1.02	710,000	710,000	-
May-2013	2.25	1.35	25,000	25,000	-
Feb-2014	0.35	2.10	700,000	700,000	-
Jul-2014	0.35	2.55	670,000	670,000	-
Oct-2014	0.35	2.81	150,000	150,000	-
Dec-2014	0.35	2.98	150,000	150,000	-
Jun-2015	0.16	3.47	12,500	12,500	-
Jul-2015	0.20	3.53	860,000	706,666	153,334
Jul-2015	0.17	3.56	12,500	12,500	-
Aug-2015	0.30	3.60	900,000	900,000	-
Oct-2015	0.62	3.80	75,000	75,000	-
Nov-2015	0.71	3.86	50,000	50,000	-
Apr-2016	0.51	4.29	1,755,000	1,755,000	-
		2.96	6,620,300	6,466,966	153,334

10. COMMITMENTS

The Company is committed to payments under various operating leases. The future minimum lease payments are as follows:

As at December 31, 2011	$
2012	61,367
2013	27,352
Total	88,719

11. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of cash and cash equivalents, common shares and stock options. Changes in the equity accounts of the Company are disclosed in Note 8. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares. The Company will require access to equity and credit markets to fund continued exploration and development of its mineral properties and the future growth of the business. The Company is not subject to externally imposed capital requirements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

11. CAPITAL DISCLOSURES (continued)

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company is required by regulatory agencies to provide surety bonds of $2,564,088 (Note 6) to cover the estimated reclamation costs for exploration and development, the mine closure obligations at both the Whirlwind and the Energy Queen mines, and for the Piñon Ridge Mill decommissioning warranty obligation.

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of fair value hierarchy are:

Level 1 – Reflects inputs based on quoted prices in active markets for identical assets or liabilities.
Level 2 – Reflects inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3 – Reflects inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as of December 31, 2011:

FAIR VALUE HIERARCHY

	Level 1	Level 2		Level 3	Total
Cash and cash equivalents
Cash	$1,135,965	$-	$	- $	1,135,965
Cash equivalents	3,583,116				3,583,116
	$4,719,081	$-	$	- $	4,719,081

(b) Credit Risk:

The Company restricts investment of cash balances to financial institutions with high credit standing. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

(c) Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 8. The Company has $4,466,346 of working capital as at December 31, 2011 (Sept. 30, 2011 - $6,788,823). Accounts payable and accrued liabilities and current portion of notes payable are due within the current operating period. The Company’s financial liabilities and other commitments are listed in Notes 5 and 10.

(d) Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The following table summarizes, in USD equivalents, the Company’s major foreign currency exposures as of December 31, 2011:

Cash	$1,076,808
Accounts receivable	539,061
Accounts payable and accrued liabilities	647,753
Capital lease obligations	-
Total	$2,263,622

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2011 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Increase (decrease) in net
Change for Sensitivity Analysis	income
+1% change in U.S. dollar	$22,636
-1% change in U.S. dollar	($22,636)

(e) Interest rate risk:

The Company is not exposed to any significant interest rate risks.

13. SUBSEQUENT EVENTS

Acquisition of Titan Uranium Inc.

On December 5, 2011, the Company and Titan Uranium Inc. (“Titan”) entered into a Business Combination Agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (“Arrangement”), all of the outstanding common shares of Titan. Titan’s principal place of business is located at 235 15th Street, West Vancouver, British Columbia and its uranium exploration and development projects are located in Canada and the United States.

On February 23, 2012, Titan sold all of its mineral properties located in Canada to Mega Uranium Ltd. for 10,000,000 common shares of Mega Uranium Ltd. valued at C$3,450,000 at the date of close of the transaction. Titan’s mineral properties in the United States are located in Wyoming and Titan has initiated activities to permit a mine and ore processing facility with the Wyoming Department of Environmental Quality and the federal Nuclear Regulatory Commission.

The shareholders of EFI and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012. The Arrangement has been approved by the Toronto Stock Exchange and was approved by the Supreme Court of British Columbia on February 21, 2011. The acquisition was completed on February 29, 2012.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

13. SUBSEQUENT EVENTS (continued)

Pursuant to the Arrangement, Titan shareholders received 0.68 of an EFI common share for each common share of Titan. Under the terms of the Arrangement, all outstanding warrants of Titan became exercisable for common shares in EFI. The number of shares received upon exercise and the exercise price of Titan’s outstanding warrants were adjusted proportionately to reflect the share exchange ratio. An aggregate of 5,292,500 Titan options were outstanding immediately prior to the close date of the transaction, however, under the terms of the Arrangement, all Titan options expired on the business day preceding the transaction close date.

The preliminary calculation of the cost of acquisition included the fair value of the issuance of the following instruments: 89,063,997 Energy Fuels common shares at $0.35 per share, plus 14,926,881 share purchase warrants, with an average exercise price of $0.65 per share and a fair value of $457,131, for a total purchase price of $31,629,530. The value of the EFI shares issued was calculated using the share price of EFI shares on the date of acquisition.

The transaction will be accounted for as an asset purchase and the cost of each item of exploration and evaluation, plant and equipment acquired as part of the group of assets acquired will be determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition. As of December 31, 2011 the Company had incurred costs of $545,437 related to the transaction and those costs have been capitalized. In addition, the Company extended a $1.0 million bridge loan to Titan of which $501,131 was outstanding as of December 31, 2011. The bridge loan is secured by mineral properties at Titan’s Sheep Mountain Project and bears interest at a rate of 5% per annum payable at maturity.

14. TRANSITION TO IFRS

Overview

The Company has adopted IFRS, effective for interim and annual financial statements relating to its fiscal year ended September 30, 2012. These are the Company’s first unaudited condensed consolidated interim financial statements that have been prepared in accordance with IAS 34, using accounting policies consistent with IFRS.

The accounting policies described in Note 2 have been selected to be consistent with IFRS as is expected to be in effect on September 30, 2012, the Company’s first annual IFRS reporting date. These policies have been applied in the preparation of these unaudited condensed consolidated interim financial statements, including all comparative information.

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of an entity’s first annual IFRS reporting period. However, IFRS 1 also provides for certain optional exemptions and mandatory exemptions to the retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of its opening IFRS consolidated statement of financial position as at October 1, 2010, the Company’s “Transition Date”.

  To apply IFRS 2 Share -based Payment only to equity instruments which were issued after November 7, 2002 and had not vested by the Transition Date.

  To apply IFRS 1 First Time Adoption of International Financial Reporting Standards to foreign currency translation reserves. The Company elected to reset all foreign translation gains and losses to zero in accumulated deficit at October 1, 2010. The foreign currency translation reserve balance at October 1, 2010 was $4,535,925. The application of the exemption had no impact on net equity.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

14. TRANSITION TO IFRS (continued)

IFRS 1 does not permit changes to estimates that have been made previously. Estimates used in the preparation of the Company’s opening IFRS statement of financial position, and other comparative information restated to comply with IFRS, are consistent with those made previously under current Canadian GAAP.

The Company’s unaudited consolidated statement of financial position at the IFRS Transition Date is included as comparative information in the unaudited condensed consolidated interim statements of financial position in these financial statements.

Changes to accounting policies

The adoption of IFRS resulted in changes to the accounting policies as compared to the most recent annual financial statements prepared under Canadian GAAP. Accounting policies have been changed to be consistent with IFRS as is expected to be effective on September 30, 2012.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS, and the effect on the Company’s opening IFRS consolidated statement of financial position.

Property, plant and equipment

IFRS requires the Company to choose, for each class of equipment, either the cost model or the revaluation model. The Company has selected the cost model in accounting for all of its capital assets.

The Company has changed its accounting policy to reflect the requirement under IFRS that when an item of property, plant and equipment that is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment and amortized over their respective useful lives. This change in accounting policy had no impact on the Company’s condensed consolidated financial statements.

Upon transition to IFRS, the Piñon Ridge mill site and all intangible costs incurred to obtain the mill license are now presented in property, plant and equipment in accordance with IAS 16 Property, Plant and Equipment. This resulted in the reclassification of $11,297,478; $12,117,810 and $12,792,815 from exploration and evaluation costs to property, plant and equipment as at October 1, 2010; December 31, 2010 and September 30, 2011, respectively.

Impairment of assets

IFRS requires a write down of assets if the recoverable amount is less than its carrying value. The recoverable amount is defined as the higher of the fair value less costs to sell and the value in use. Value in use is determined using the discounted estimated future cash flows. Under Canadian GAAP, a write down to estimated fair value was required only if the undiscounted estimated future cash flows of a group of assets are less than their carrying value.

IFRS also requires the reversal of any previous impairment losses, with the exception of goodwill, where circumstances have changed such that the level of impairment in the value of the assets has been reduced. Under Canadian GAAP, the reversal of impairment losses was prohibited.

The Company has changed its accounting policies related to impairment of assets to be consistent with the requirements under IFRS. This change in accounting policy had no impact on the Company’s condensed consolidated financial statements.

Share-based payments

In certain circumstances, IFRS requires a different measurement of share-based compensation than under Canadian GAAP. In particular, the Company has changed its accounting policy to recognized forfeitures in its calculation of the expense associated with the grants of graded stock options.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

14. TRANSITION TO IFRS (continued)

The effect of applying this change in accounting policy to all stock option grants which had not yet fully vested at October 1, 2010 was a decrease in contributed surplus of $5,005 and a corresponding decrease in the deficit within shareholders’ equity.

Accounting for income taxes

IFRS requires the recognition of deferred taxes on the temporary differences in the accounting and tax basis of non-monetary assets and liabilities of foreign operations arising from exchange rate fluctuations. Deferred taxes were not recognized on these types of temporary differences under Canadian GAAP. This change in accounting policy had no impact on the Company’s condensed consolidated financial statements.

Decommissioning liability

Under Canadian GAAP, the decommissioning liability is discounted based on the credit adjusted risk-free rate. Under IFRS, the decommissioning liability is discounted based on the current risk-free discount rate. Accordingly, the Company recorded an adjustment to increase the decommissioning liability by $84,457 as of October 1, 2010; an increase of $43,198 as of December 31, 2010; and an increase of $66,431 as of September 30, 2011.

IFRS 1 provides the option to measure the restoration provision at the Transition Date in accordance with the requirements of IAS 37. Accordingly the Company re-measured the provisions as at Transition Date under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be included in the cost of the related asset by discounting the liability to the date which the liability first arose.

Presentation

Certain amounts on the unaudited condensed consolidated interim statement of financial position, statement of comprehensive loss, statement of shareholders’ equity, and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Reconciliation of Canadian GAAP to IFRS

The following provides reconciliations of the shareholders’ equity and the comprehensive loss from Canadian GAAP to IFRS for the respective periods. The adoption of IFRS did not have a material impact on the condensed consolidated interim statements of cash flows.

Cash Flows

Consistent with the Group’s accounting policy choice under IAS 7 Statement of Cash Flows, interest paid and income taxes paid have moved into the body of the Statement of Cash Flows, whereas they were previously disclosed as supplementary information. There are no other material differences between the statement of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP.

In preparing the interim financial statements for the three months ended December 31, 2011 and the disclosures included in these financial statements, all comparative amounts have been restated to comply with IFRS, except where the Company has applied the optional and mandatory exemptions under IFRS 1. The Company has reconciled the following financial statements as prepared under Canadian GAAP to those prepared under IFRS for the following periods:

  Consolidated statements of financial position as at October 1, 2010, December 31, 2010, and September 30, 2011.
  Consolidated shareholders’ equity as at October 1, 2010, December 31, 2010, and September 30, 2011.
  Consolidated statements of comprehensive loss for the three months ended December 31, 2010 and the year ended September 30, 2011.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

14. TRANSITION TO IFRS (continued)

		September 30,	December 31,
	Note	2011	2010	October 1, 2010

Shareholders' equity under Canadian GAAP		$42,192,648	$33,359,728	$32,623,054
Shareholders' equity under IFRS		$42,192,648	$33,359,728	$32,623,054

		Year Ended	Three Months
		September 30,	Ended December
	Note	2011	31, 2010

Comprehensive loss under Canadian GAAP		$(3,571,219)	$(705,489)
Change in recognition of share-based payments	b	3,947	961
Change in policy to adjust decommissioning liabilities	c
Net loss under IFRS		(3,567,272)	(704,528)
Foreign currency translation reserve		(1,223,315)	879,728
Net comprehensive loss under IFRS		$(4,790,587)	$175,200

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

14. TRANSITION TO IFRS (continued)

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRSs has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of consolidated statements of financial position as at October 1, 2010				Effect of transition to IFRS
		Adjustments to
	October 1,	US dollar
	2010 Canadian	presentation	October 1,		IFRS	October 1,
	GAAP	currency	2010	IFRS	Adjustment	2010
	(C$)	(Note 2)	Canadian GAAP	Adjustments	References	IFRS
ASSETS			(As restated)
Current assets
Cash and cash equivalents	$3,738,671	$(78,690)	$3,659,981	$-		$3,659,981
Prepaid expenses and other assets	341,879	(7,196)	334,683	-		334,683
	4,080,550	(85,886)	3,994,664	-		3,994,664
Non-current
Property, plant and equipment	490,750	(10,329)	480,421	11,297,478	d	11,777,899
Exploration and evaluation costs	28,894,305	(608,152)	28,286,153	(11,213,021)	b, d	17,073,132
Restricted cash	1,053,703	(22,178)	1,031,525	-		1,031,525
	$34,519,308	$(726,545)	$33,792,763	$84,457		$33,877,220
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$827,036	$(17,408)	$809,628	-		$809,628
Current portion of decommissioning
liability	12,759	(269)	12,490	-		12,490
Current portion of long-term debt	15,037	(316)	14,721	-		14,721
	854,832	(17,993)	836,839	-		836,839
Non-current
Long-term decommissioning liability	338,918	(7,133)	331,785	84,457	b	416,242
Long-term debt	1,108	(23)	1,085	-		1,085
	1,194,858	(25,149)	1,169,709	84,457	-	1,254,166
Shareholders' equity
Capital stock	57,232,407	(6,800,925)	50,431,482	-		50,431,482
Contributed surplus	14,991,146	(1,786,796)	13,204,350	(5,005)	a	13,199,345
Accumulated deficit	(38,899,103)	3,350,400	(35,548,703)	4,540,930	a, c	(31,007,773)
Accumulated other comprehensive income	-	4,535,925	4,535,925	(4,535,925)	c	-
	33,324,450	(701,396)	32,623,054	-		32,623,054
	$34,519,308	$(726,545)	$33,792,763	$84,457		$33,877,220

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

14. TRANSITION TO IFRS (continued)

Reconciliation of consolidated statements of financial position as at December 31, 2010				Effect of transition to IFRS
		Adjustments to
	December 31,	US dollar
	2010 Canadian	presentation	December 31,		IFRS	December 31,
	GAAP	currency	2010	IFRS	Adjustment	2010
	(C$)	(Note 2)	Canadian GAAP	Adjustments	References	IFRS
ASSETS			(As restated)
Current assets
Cash and cash equivalents	$2,531,222	$13,743	$2,544,965	$-		$2,544,965
Prepaid expenses and other assets	335,859	1,823	337,682	-		337,682
	2,867,081	15,566	2,882,647	-		2,882,647
Non-current
Property, plant and equipment	427,373	2,320	429,693	12,117,810	d	12,547,503
Exploration and evaluation costs	29,873,594	162,193	30,035,787	(12,074,612)	b, d	17,961,175
Restricted cash	1,017,802	5,526	1,023,328	-		1,023,328
	$34,185,850	$185,605	$34,371,455	$43,198		$34,414,653
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$628,034	$3,410	$631,444	$-		$631,444
Current portion of decommissioning liability	12,759	69	12,828	-		12,828
Current portion of long-term debt	9,993	54	10,047	-		10,047
	650,786	3,533	654,319	-		654,319
Non-current
Long-term decommissioning liability	354,408	1,924	356,332	43,198	b	399,530
Long-term debt	1,070	6	1,076	-		1,076
	1,006,264	5,463	1,011,727	43,198	-	1,054,925
Shareholders' equity
Capital stock	57,910,267	(6,809,399)	51,100,868	-		51,100,868
Contributed surplus	14,882,841	(1,785,442)	13,097,399	(5,966)	a	13,091,433
Accumulated deficit	(39,613,522)	3,359,330	(36,254,192)	4,541,891	a, c	(31,712,301)
Accumulated other comprehensive income	-	5,415,653	5,415,653	(4,535,925)	c	879,728
	33,179,586	180,142	33,359,728	-		33,359,728
	$34,185,850	$185,605	$34,371,455	$43,198		$34,414,653

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

14. TRANSITION TO IFRS (continued)

Reconciliation of consolidated statements of comprehensive loss for the period ended December 31, 2010				Effect of transition to IFRS
		Adjustments to
	December 31,	US dollar
	2010 Canadian	presentation	December 31,		IFRS	December 31,
	GAAP	currency	2010	IFRS	Adjustment	2010
	(C$)	(Note 2)	Canadian GAAP	Adjustments	References	IFRS
EXPENSES			(As restated)

Administrative		$-	$-	$105,498	e	$105,498
Consulting		-	-	56,029	e	56,029
Depreciation	18,608	(233)	18,375	-		18,375
Foreign exchange loss	136,218	(1,703)	134,515	-		134,515
General and administrative	509,960	(6,374)	503,586	(503,586)	e	-
Insurance		-	-	44,097	e	44,097
Interest expense		-	-	46	e	46
Professional fees		-	-	69,226	e	69,226
Salaries and other benefits		-	-	174,099	e	174,099
Shareholder relations		-	-	54,591	e	54,591
Stock-based compensation	67,698	(846)	66,852	(961)	b	65,891
	$(732,484)	$9,156	$(723,328)	$(961)		$(722,367)

Finance income	853	(11)	842	-		842
Other income	17,212	(215)	16,997	-		16,997

NET LOSS FOR THE PERIOD	$(714,419)	$8,930	$(705,489)	$(961)		$(704,528)
Foreign currency translation reserve	-	879,728	879,728			879,728
NET COMPREHENSIVE LOSS FOR THE PERIOD	$(714,419)	$888,658	$174,239	$(961)		$175,200

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

14. TRANSITION TO IFRS (continued)

Reconciliation of consolidated statements of financial position as at September 30, 2011				Effect of transition to IFRS
		Adjustments to
	September 30,	US dollar
	2011	presentation	September 30,		IFRS	September 30,
	Canadian GAAP	currency	2011	IFRS	Adjustment	2011
	(C$)	(Note 2)	Canadian GAAP	Adjustments	References	IFRS
ASSETS			(As restated)
Current assets
Cash and cash equivalents	$7,225,182	$(270,536)	$6,954,646	$-		$6,954,646
Prepaid expenses and other assets	708,247	(26,519)	681,728	-		681,728
	7,933,429	(297,055)	7,636,374	-		7,636,374
Non-current
Property, plant and equipment	282,879	(10,592)	272,287	12,762,815	d	13,035,102
Exploration and evaluation costs	34,235,323	(1,281,889)	32,953,434	(12,696,384)	b, d	20,257,050
Restricted cash	2,663,713	(99,739)	2,563,974	-		2,563,974
	$45,115,344	$(1,689,275)	$43,426,069	$66,431		$43,492,500
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$865,428	$(32,404)	$833,024	-		$833,024
Current portion of decommissioning liability	13,974	(523)	13,451	-		13,451
Current portion of long-term debt	1,118	(42)	1,076	-		1,076
	880,520	(32,969)	847,551	-		847,551
Non-current
Long-term decommissioning liability	400,880	(15,010)	385,870	66,431	b	452,301
	1,281,400	(47,979)	1,233,421	66,431		1,299,852
Shareholders' equity
Capital stock	66,089,168	(6,600,731)	59,488,437	-		59,488,437
Contributed surplus	20,167,601	(1,627,955)	18,539,646	(8,952)	a	18,530,694
Accumulated deficit	(42,422,825)	3,302,903	(39,119,922)	4,544,877	a, c	(34,575,045)
Accumulated other comprehensive income	-	3,284,487	3,284,487	(4,535,925)	c	(1,251,438)
	43,833,944	(1,641,296)	42,192,648	-		42,192,648
	$45,115,344	$(1,689,275)	$43,426,069	$66,431		$43,492,500

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

14. TRANSITION TO IFRS (continued)

Reconciliation of consolidated statements of comprehensive loss for the year ended September 30, 2011				Effect of transition to IFRS
		Adjustments to
	September 30,	US dollar
	2011 Canadian	presentation	September 30,		IFRS	September 30,
	GAAP	currency	2011		Adjustment	2011
	(C$)	(Note 2)	Canadian GAAP	IFRS Adjustments	References	IFRS
EXPENSES			(As restated)

Administrative		$-	$-	$540,391	e	$540,391
Consulting		-	-	204,769	e	204,769
Depreciation	107,581	1,450	109,031	-		109,031
Foreign exchange gain	(378,680)	(5,105)	(383,785)	-		(383,785)
General and administrative	3,081,885	41,542	3,123,427	(3,123,427)	e	-
Insurance		-	-	184,512	e	184,512
Interest expense		-	-	396	e	396
Professional fees		-	-	424,140	e	424,140
Salaries and other benefits		-	-	1,371,996	e	1,371,996
Shareholder relations		-	-	397,223	e	397,223
Stock-based compensation	729,768	9,837	739,605	(3,947)	a	735,658
	$(3,540,554)	$(47,724)	$(3,588,278)	$3,947		$(3,584,331)

Finance income	11,339	153	11,492	-		11,492
Other income	5,493	74	5,567	-		5,567

NET LOSS FOR THE YEAR	$(3,523,722)	$(47,497)	$(3,571,219)	$3,947		$(3,567,272)
Foreign currency translation reserve	-	(1,251,438)	(1,251,438)			(1,251,438)
NET COMPREHENSIVE LOSS FOR THE YEAR	$(3,523,722)	$(1,298,935)	$(4,822,657)	$3,947		$(4,818,710)

a.	The effect of the change to include forfeitures in the determination of the fair value of stock options issued. Under Canadian GAAP, these adjustments are recognized as they occur.

b.

The effect of the change whereby decommissioning liabilities will be discounted using the current risk-free rate. This change had no impact to the statement of comprehensive loss, only the statement of financial position was effected.

c.	The effect of the change to reset all foreign translation gains and losses to zero in accumulated deficit at October 1, 2010.

d.	The effect of the change to reclassify the Piñon Ridge mill asset from exploration and evaluation costs to property, plant and equipment.

e.	The effect of the change to present expenses recognized in profit or loss using a classification based on their nature.